SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 22nd 2007

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated November 22, 2007 relating to the annual results announcement for the year ended 31 August 2007 of the Company.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Tai Kwok Hung
Name:	Tai Kwok Hung
Title:	Company Secretary

Dated: November 22nd , 2007

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED 31 AUGUST 2007

KEY HIGHLIGHTS

•	Return to profitability with HK$28.9 million profit attributable to shareholders

•	Strong year-on-year improvement in EBITDA margin from 21.1% to 31.0%, delivering 44.3% growth in EBITDA to HK$353.8 million

•	Revenue composition now 71.6% majority by higher quality FTNS rather than competitive IDD business

•	Well capitalised with HK$634.5 million gross cash resources

•	Basic earnings per share amounted to HK4.7 cents

•	Declared a final dividend of HK4 cents per share with a scrip dividend option

The Board of Directors (the “Board”) of City Telecom (H.K.) Limited (the “Company” or “CTI”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 August 2007 together with the comparative figures for the previous year as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31 August 2007

(Expressed in Hong Kong dollars)

		2007	2006
	Note	HK$’000	HK$’000
Turnover	2	1,141,270	1,159,579
Other revenues	2	25,820	24,843
Network costs and cost of inventories		(214,591)	(300,593)
Other operating expenses	3(a)	(834,104)	(894,677)

Operating profit/(loss)		118,395	(10,848)
Finance costs	3(b)	(87,504)	(88,637)

Profit/(loss) before taxation	3	30,891	(99,485)
Income tax (expense)/benefit	4	(2,026)	7,244

Profit/(loss) attributable to shareholders		28,865	(92,241)

Dividends	5	49,295	—

Basic earnings/(loss) per share	6	4.7 cents	(15.0) cents

Diluted earnings/(loss) per share	6	4.6 cents	(15.0) cents

BALANCE SHEET AS AT 31 AUGUST 2007

(Expressed in Hong Kong dollars)

		2007	2006
	Note	HK$’000	HK$’000
Non-current assets
Goodwill		1,066	1,066
Fixed assets		1,237,223	1,367,234
Other financial assets		39,213	40,274
Derivative financial instrument		1,039	1,845
Long term receivable and prepayment		6,932	12,532
Deferred expenditure		7,783	1,637

		1,293,256	1,424,588

Current assets
Accounts receivable	7	170,551	140,598
Other receivables, deposits and prepayments		59,372	77,583
Inventories		477	856
Deferred expenditure		13,584	10,808
Tax recoverable		—	347
Other financial assets		3,779	—
Pledged bank deposits		87,220	87,022
Term deposits		—	237,496
Cash at bank and in hand		532,894	144,917

		867,877	699,627

Current liabilities
Accounts payable	8	76,019	86,385
Other payables and accrued charges		145,267	143,486
Deposits received		16,188	16,230
Deferred services revenue		64,202	33,743
Taxation payable		1,481	1,964
Current portion – obligations under finance leases		835	1,297

		303,992	283,105

Net current assets		563,885	416,522

Total assets less current liabilities		1,857,141	1,841,110

Non-current liabilities
Deferred tax liabilities		291	353
Long-term debt and other liabilities		952,968	949,103

		953,259	949,456

Net assets		903,882	891,654

Capital and reserves
Share capital	9	61,650	61,417
Reserves	9	842,232	830,237

Total equity attributable to equity shareholders of the Company		903,882	891,654

Notes

1	BASIS OF PREPARATION

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”).

The measurement basis used in the preparation of the financial statements is the historical cost basis except that certain financial assets are stated at their fair values or amortised costs.

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 August 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of the following developments may result in new or amended disclosure in the financial statements.

Effective for accounting periods beginning on or after
Amendments to HKAS 1	Presentation of financial statements: capital disclosures	1 January 2007
HKFRS 7	Financial instruments: disclosures	1 January 2007
HKFRS 8	Operating segments	1 January 2009

In respect of other amendments, new standards and new interpretations, the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

2	TURNOVER, REVENUES AND SEGMENT INFORMATION

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

	2007	2006
	HK$’000	HK$’000
Turnover
International telecommunications services	324,470	418,276
Fixed telecommunications network services (note 2(c))	816,800	741,303

	1,141,270	1,159,579

Other revenues
Interest income	22,671	20,378
Other income	3,149	4,465

	25,820	24,843

Total revenues	1,167,090	1,184,422

(a)	Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

–	International telecommunications	:	provision of international long distance calls services
–	Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2007
	International telecommunications services	Fixed telecommunications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
– External sales	324,470	816,800	—	1,141,270
– Inter-segment sales	5,699	27,633	(33,332)	—

	330,169	844,433	(33,332)	1,141,270

Segment results	68,705	49,690		118,395

Finance costs				(87,504)

Profit before taxation				30,891
Income tax expense				(2,026)

Net profit				28,865

	2006
	International telecommunications services	Fixed telecommunications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
– External sales	418,276	741,303	—	1,159,579
– Inter-segment sales	5,670	31,275	(36,945)	—

	423,946	772,578	(36,945)	1,159,579

Segment results	43,405	(54,253)		(10,848)

Finance costs				(88,637)

Loss before taxation				(99,485)
Income tax benefit				7,244

Net loss				(92,241)

(b)	Secondary reporting format – geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:

–	Hong Kong	:	international telecommunications and fixed telecommunications network services
–	Canada	:	international telecommunications and fixed telecommunications network services

In presenting information on the basis of geographical segments, turnover and segment results are presented based on the geographical location of customers. Total assets and capital expenditure are presented based on the geographical location of the assets.

There were no sales between the geographical segments.

	2007
	Turnover		Segment results
	2007	2006	2007	2006
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,120,538	1,139,155	118,260	(6,177)
Canada	20,732	20,424	135	(4,671)

	1,141,270	1,159,579	118,395	(10,848)

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a Fixed Telecommunications Network Services (FTNS) licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognizing revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts it expected to collect. A majority of the mobile operators, however, rejected HKBN’s demand for payment. As a result of non-payment by certain mobile operators, in 2004, the Company asked the TA to make a determination (the “Determination”) on the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges.

In November 2005, HKBN entered into a contractual agreement with one of the mobile operators, which agreed to pay mobile interconnection charges at an interim rate. The final rate to be paid by this mobile operator will be adjusted based on the Determination issued by TA.

In March 2006, TA issued a preliminary analysis (the “2006 PA”) on the Determination with respect to the rates of mobile interconnection charges payable by the mobile operator under dispute and the timing of the Determination. The final level of mobile interconnection charges was still subject to the Determination to be issued by TA as of 31 August 2006.

For the year ended 31 August 2006, the Company recognized revenue related to mobile interconnection charges of HK$46,740,000 which included mobile interconnection charges for the year ended 31 August 2005 previously not recognized due to the uncertainties existed at that time and charges for the year ended 31 August 2006, both of which were measured based on the 2006 PA.

In March 2007, TA issued a revised preliminary analysis (the “2007 PA”) which superseded the 2006 PA. The 2007 PA set out the rates of mobile interconnection charges, which are different from those rates stated in the 2006 PA.

In June 2007, TA issued a final determination (the “Final Determination”) which set out the rates of mobile interconnection charges payable by the mobile operator under dispute, which approximate the rates stated in the 2007 PA.

Based on the Final Determination, the Group recorded revenue related to mobile interconnection charges of HK$40,877,000 for the year ended 31 August 2007 which includes charges for the current year and additional charges for the years ended 31 August 2005 and 2006 previously measured based on the 2006 PA. The Group has also written back bad debt provision for mobile interconnection charges receivables of HK$9,404,000 to profit and loss account (note 3(a)(ii)) based on the amount it expected to collect for billings outstanding through that date.

3	PROFIT/(LOSS) BEFORE TAXATION

Profit/(loss) before taxation is arrived at after charging/(crediting):

(a)	Other operating expenses

	2007	2006
	HK$’000	HK$’000
Advertising and marketing expenses (note (i))	203,673	204,952
Amortisation of deferred expenditure	15,580	13,973
Auditors’ remuneration	2,933	2,990
Depreciation of owned fixed assets	257,052	275,538
Depreciation of fixed assets held under finance lease	1,051	926
Impairment loss – investment property	—	1,131
Operating lease charges in respect of land and buildings	13,879	17,556
Operating lease charges in respect of equipment	32	840
Provision/(write-back of provision) for doubtful debts (note (ii))	6,569	(7,668)
Loss on disposal of fixed assets	1,714	9,621
Staff costs (note 3(c))	221,102	256,721
Others	110,519	118,097

	834,104	894,677

Notes:

(i)	Included in the advertising and marketing expenses is expense in respect of equity settled share-based transaction of HK$361,000 (2006: HK$143,000).
(ii)	The amount for the year ended 31 August 2007 included write-back of provision for mobile interconnection charges receivables of HK$9,404,000 (2006: HK$23,808,000) (note 2(c)).

(b)	Finance costs

	2007	2006
	HK$’000	HK$’000
Interest element of finance leases	62	54
Interest on 10-year senior notes	85,313	85,235
Amortisation of incidental issuance costs	2,129	1,429
Other borrowing cost	—	1,919

	87,504	88,637

(c)	Staff costs

	2007	2006
	HK$’000	HK$’000
Wages and salaries	201,057	244,337
Unutilised annual leave	213	(312)
Equity settled share-based transaction	5,366	6,680
Retirement benefit costs – defined contribution plans	23,933	27,956
Less: staff costs capitalised as fixed assets	(9,467)	(21,940)

	221,102	256,721

Staff costs include directors’ emoluments and research and development cost of HK$4,977,000 (2006: HK$9,605,000) but exclude staff costs of HK$14,478,000 (2006: HK$19,949,000) recorded in network costs and HK$138,728,000 (2006: HK$121,883,000) recorded in advertising and marketing expenses.

(d)	Other items

	2007	2006
	HK$’000	HK$’000
Net exchange loss/(gains)	114	(1,044)
Unrealised gains on other financial assets	(1,887)	(668)
Realised and unrealised loss on derivative financial instruments	806	125
Cost of inventories	331	21,249

4	TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the income tax rates prevailing in the overseas countries in which the Group operates.

The amount of income tax expense/(benefit) to the consolidated profit and loss account represents:

	2007	2006
	HK$’000	HK$’000
Current taxation:
– Hong Kong profits tax	121	24
– Overseas taxation	1,964	2,367
– Under-provision in prior years	—	552
Deferred taxation relating to the origination and reversal of temporary differences	(59)	(10,187)

Income tax expense/(benefit)	2,026	(7,244)

5	DIVIDENDS

Dividends payable to equity shareholders of the Company attributable to the year:

	2007	2006
	HK$’000	HK$’000
Interim dividend declared and paid of HK4 cents per ordinary share (2006: Nil)	24,635	—
Final dividend proposed after the balance sheet date of HK4 cents per ordinary share (2006: Nil)	24,660	—

	49,295	—

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

6	EARNINGS/(LOSS) PER SHARE

	2007	2006
	HK$’000	HK$’000
Profit/(loss) attributable to shareholders	28,865	(92,241)

Weighted average number of ordinary shares

	2007	2006
	No of shares in thousand	No of shares in thousand
Issued ordinary shares at 1 September	614,175	614,125
Effect of share options exercised	665	9

Weighted average number of ordinary shares	614,840	614,134
Incremental shares from assumed exercise of share options	16,479	—

Weighted average number of ordinary shares (diluted)	631,319	614,134

Basic earnings/(loss) per share	HK4.7 cents	HK(15.0) cents

Diluted earnings/(loss) per share	HK4.6 cents	HK(15.0) cents

The number of shares used in the calculation of diluted loss per share for the year ended 31 August 2006 is equal to the number of shares used to calculate basic loss per share as the incremental effect of share options would be anti- dilutive in a loss-making year.

7	ACCOUNTS RECEIVABLE

The majority of the Group’s accounts receivables are due within 30 days from the date of billings. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted.

The aging analysis of the accounts receivable is as follows:

	2007	2006
	HK$’000	HK$’000
Current – 30 days	50,282	58,700
31 – 60 days	15,619	13,277
61 – 90 days	8,876	9,442
Over 90 days (note (i))	118,166	114,924

Less: provision for doubtful debts (note (ii))	192,943	196,343
	(22,392)	(55,745)

	170,551	140,598

Notes:

(i)	The amounts over 90 days for the Group included receivables relating to mobile interconnection charges of HK$103,847,000 for the year ended 31 August 2007 (31 August 2006: HK$82,864,000).
(ii)	Provision for doubtful debts as at 31 August 2006 includes provision for mobile interconnection charges receivables of HK$20,809,000. Following TA’s Final Determination (note 2(c)), the Group has written back HK$9,404,000 of the provision for mobile interconnection charges to the profit and loss account (note 3(a)(ii)) and written off the remaining balance of the provision of HK$11,405,000 against the accounts receivable relating to mobile interconnection charges.

8	ACCOUNTS PAYABLE

The aging analysis of the accounts payable is as follows:

	2007	2006
	HK$’000	HK$’000
Current – 30 days	18,025	15,395
31 – 60 days	11,097	8,284
61 – 90 days	3,655	6,874
Over 90 days	43,242	55,832

	76,019	86,385

9	CAPITAL AND RESERVES

	Share capital	Share premium	Capital reserve	Retained profits	Exchange reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 September 2006	61,417	620,298	12,993	196,289	657	891,654
Profit attributable to shareholders	—	—	—	28,865	—	28,865
Dividend declared and approved during the year	—	—	—	(24,635)	—	(24,635)
Share issued upon exercise of share option	233	2,135	(611)	—	—	1,757
Equity settled share-based transaction	—	—	5,727	—	—	5,727
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	514	514

At 31 August 2007	61,650	622,433	18,109	200,519	1,171	903,882

At 1 September 2005	61,412	619,408	7,052	288,530	840	977,242
Loss attributable to shareholders	—	—	—	(92,241)	—	(92,241)
Share issued upon exercise of share option	5	8	—	—	—	13
Equity settled share-based transaction	—	882	5,941	—	—	6,823
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	(183)	(183)

At 31 August 2006	61,417	620,298	12,993	196,289	657	891,654

FINANCIAL REVIEW

The Group’s consolidated turnover for the 12 months ended 31 August 2007 decreased by 1.6% to HK$1,141.3 million. FTNS turnover increased by 10.2% to HK$816.8 million but was insufficient to cover the decrease in International Telecommunications Services (IDD) turnover of 22.4% to HK$324.5 million. FTNS now contributes 71.6% of our total turnover.

Despite of the slight decrease in turnover, the Group’s EBITDA grew strongly by 44.3% to HK$353.8 million driven by EBITDA margin expansion from 21.1% in FY06 to 31.0% in FY07. The significant improvement is a result of our focus on increasing average revenue per user (ARPU) on FTNS business and also from enhancing operating efficiency over the last 18 months. Furthermore, the shift in the revenue composition from IDD to FTNS also represents a transition to a higher EBITDA margin business profile.

The Group recorded a profit attributable to our shareholders of HK$28.9 million in FY07, compared with a loss of HK$92.2 million in FY06. Basic earnings per share reached HK4.7 cents in FY07, a turnaround from basic loss per share of HK15 cents in FY06.

LIQUIDITY AND CAPITAL RESOURCES

As at 31 August 2007, the Group had total cash position of HK$634.5 million (2006: HK$483.0 million) and outstanding borrowings of HK$953.8 million (2006: HK$950.4 million). Our long term liability consists mainly of our 8.75% 10-year senior notes which amounted to HK$952.6 million (2006: HK$948.0 million). Our total cash position of HK$634.5 million, consisted of HK$532.9 million cash and bank balances, HK$87.2 million pledged bank deposits and HK$14.4 million long term bank deposits.

Our capital expenditure for this year was HK$132.2 million, lower than the HK$322.9 million incurred for last year. We are well within our stated intent to keep capital expenditure to below our EBITDA, hence driving up our gross cash balance. For FY07, the Group has generated a positive free cash flow of HK$221.6 million (2006: negative free cash flow of HK$77.7 million).

The requirement of on-going capital expenditure on our network development will be met by internally generated cash flow and the proceeds from senior notes issued in January 2005. We intend to limit our capital expenditure to below our EBITDA generation.

The debt maturity profiles of the Group as at 31 August 2007 and 31 August 2006 were as follows:

	31 August 2007	31 August 2006

	HK$’000	HK$’000
Repayable within one year	835	1,297
Repayable in the second year	121	806
Repayable in the third to fifth year	254	270
Repayable after the fifth year	952,593	948,027

Total	953,803	950,400

At 31 August 2007, all outstanding borrowings are on fixed interest rate and the currency denomination for the borrowings was as follows:

	31 August 2007	31 August 2006

	HK$’000	HK$’000
United States Dollars
– Unsecured	952,593	948,027
Hong Kong Dollars
– Unsecured	1,210	2,373

Total	953,803	950,400

The net debt to net asset gearing ratio of the Group for this year is 0.35 times which is calculated as below:

	31 August 2007	31 August 2006
	HK$’000	HK$’000
Net Debt (note (a))	319,274	467,324
Net Asset	903,882	891,654
Gearing (times)	0.35	0.52

note (a): Net of cash and bank balances, long term bank deposits, term deposits and pledged bank deposits

CHARGE ON GROUP ASSETS

As at 31 August 2007, the Group had bank facilities of US$9.0 million which was secured by a pledged deposit of US$9.9 million. In addition, certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by a pledged deposits of HK$10.0 million (compared to pledged deposits of US$9.9 million and HK$10.0 million as at 31 August 2006).

EXCHANGE RATES

The Group’s foreign currency exposures mainly arise from its borrowings denominated in foreign currency and from purchase of goods and services of its overseas operations. The Group periodically reviews the potential costs and benefits of hedging, and when necessary, the Group mainly uses forward foreign exchange contracts to manage the currency exposure.

CONTINGENT LIABILITIES

As at 31 August 2007, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$5.9 million (31 August 2006: HK$6.3 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31 August 2006: HK$5.3 million).

BUSINESS REVIEW

Fixed Telecom Network Services (FTNS)

FTNS is the core business of the Group, generating 71.6% of our total revenues. Total FTNS subscription base, including all registered paid and free, on-net and off-net subscriptions, increased by 66,000 to 683,000 as of 31 August 2007. Of the total 66,000 net additions, 42,000 was achieved in the second half of the financial year. We believe this return to growth is an indicator that the market has now accepted a premium pricing positioning.

Broadband remains our core service. We are the market leaders in terms of symmetric bandwidth. During the year we raised our entry service level from 10Mbps to 25Mbps, such that our range of offerings now consist of bb25, bb50, bb100, bb200 and bb1000. As such, our entry level service of symmetric 25Mbps is already beyond mass capability of our competitors.

During the year, we formally launched “Special Duty Unit” (“SDU”) single point of contact customer care system, whereby every residential broadband customer is assigned a personal account executive, similar to the services offered by premium banks. In this process, we are upgrading our talent’s mindset from transaction based to customer ownership.

Due to our technology and customer service differentiation, we continue to push up our broadband ARPU. For new and renewal contracts, our monthly ARPU increased to HK$175/month in August 2007 versus HK$148/month in August 2006.

Following the previously established pool of word-of-mouth referrals in August 2007, we started to drive a strategy of promoting the brand to a wider audience. A series of 1 minute mini program was broadcasted on television with the aim to educate the masses on why we need high bandwidth and why only HKBN’s network, not the incumbent network, can provide this bandwidth. The branding strategy will carry on to reinforce the needs on bandwidth of our existing subscribers and to change the mindset of potential subscribers.

International Telecom Services (IDD)

Our IDD business continued to decline over the year as a result of continued competition on pricing and lower traffic volume. This trend is mainly influenced by the other available calling options driven by the growth of Voice-Over-IP (VOIP) in the market place and also, the bundling of IDD minutes with other product offerings which continued to reduce its standalone profitability.

Our IDD traffic volume fell from 788.0 million minutes in FY06 to 659.0 million minutes in FY07 which partially due to our proactive migration from sunset IDD service to our long term sustainable FTNS international VOIP service, branded as “2b”.

Costs

Embraced by our next generation network foundation, last year’s operational efficiency plan and decentralization of authority to department heads, our operating costs declined from HK$1,195.3 million in FY2006 to HK$1,048.7 million in FY2007, representing a drop of 12.3%. Majority of the cost savings came from reduced “Network costs and cost of inventories” and “Staff costs”. As the bulk of the network costs of FTNS business is fixed up to a certain scale, the savings from this cost component has helped profit margin considerably. In addition, due to the change in accounting estimate on estimated useful lives of certain telecommunications equipments, depreciation expense for the year decreased by HK$15.9 million. Such change has been accounted for prospectively from 1 June 2007.

PROSPECTS

The market is polarizing with different business strategies being embraced by the incumbent and ourselves. Whereas the incumbent in investing heavily in exclusive contents, we continue to invest in our Metro Ethernet infrastructure. In September 2007, we launch our Fiber-To-The-Home service at commercially attractive rates to further extend our technology differentiation relative to the incumbent and other competitors. Even prior to us dropping the bb10 service offered to new customers, the fact that more than 60% of our current subscriptions were bb25 or above services confirmed that there is market demand for ultra-high bandwidth services, i.e. customers feel the need for speed.

Our strategy is to commoditise bandwidth, i.e. make symmetric 100 Mbps broadband service as the standard in the territory over time. With this in mind, we have set a 3-year target to expand from our current home pass of 1.4 million to 2.0 million home pass (approximately 90% population coverage) by 2010. We expect that with increased economies of scale, we aim to push our profit margins north.

FINAL DIVIDEND

The Board has recommended to pay a final dividend of HK4 cents per share. The Company proposes that a scrip dividend option will be offered to all shareholders excluding shareholders with registered addresses outside Hong Kong (whom the Company upon proper enquiries considers such exclusion necessary or expedient on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place). Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 4 February 2008 to shareholders whose names appear on the register of members of the Company as at the close of business on 21 December 2007.

EMPLOYEE RELATIONS

As of 31 August 2007, the Group had 2,692 permanent full-time employees versus 2,565 as of 31 August 2006, the total staff related cost was HK$383.8 million for FY07 versus HK$420.5 million in FY06 which mainly benefited from streamlining the work force last year. We upgraded our focus from human resources to talent management with the objective of hiring only the best people – those who have common passion in the Group vision.

The Group offers remuneration packages consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on performance of both the Group and the individual employee. In addition to the comprehensive medical and life insurance coverage, the Group provides share options as well as competitive retirement benefits.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities during the year.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

For the year ended 31 August 2007, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules except that Mr. Wong Wai Kay, Ricky (as Chairman of the Board and executive director) did not attend the last Annual General Meeting on 29 December 2006 due to other engagements. Mr. Lai Ni Quiaque (as executive director, Chief Financial Officer and member of the Remuneration Committee) and Mr. Lee Hon Ying, John (as independent non-executive director, Chairman of both the Audit Committee and Remuneration Committee) attended that Annual General Meeting.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 19 December 2007 to 21 December 2007, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates, must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:30 pm on 18 December 2007. The final dividend will be paid on or about 4 February 2008.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the full year financial statements and reports for the year ended 31 August 2007. The Audit Committee comprises Mr. Lee Hon Ying, John (the Chairman of the Audit Committee and independent non-executive director), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu who are the independent non-executive directors of the Company.

GENERAL INFORMATION

The unqualified auditors’ report will be included in the annual report to shareholders.

PUBLICATION OF DETAILED ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

Detailed annual results containing the information required by Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 24 December 2007. Notice of the Annual General Meeting will be published and issued to shareholders on or about 29 November 2007.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non- executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board

Lai Ni Quiaque

Chief Financial Officer and Executive Director

Hong Kong, 22 November 2007